BERKLEY RESOURCES INC.
BALANCE SHEETS
(Prepared by Management)

	March 31,	December 31,
As at	2005	2004
	$	$
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash	1,044,050	712,678
Accounts receivable	495,160	145,422
Taxes recoverable	13,257	31,079
Prepaid expenses	36,038	17,500
Due from related parties	12,100	22,060

	1,600,605	928,739
Prepaid oil and gas costs	—	376,693
Oil and gas properties and equipment (Note 3)	3,976,363	3,389,679
Rental property (Note 4)	2,058,551	2,061,915
Other property plant and equipment (Note 5)	6,513	2,320

	7,642,032	6,759,346

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	1,467,397	1,522,545
Bank loans (Note 6)	1,413,067	446,056

	2,880,464	1,968,601
Site restoration liabilities	44,510	43,030

	2,924,974	2,011,631

SHAREHOLDERS’ EQUITY
Share Capital (Note 7)	5,741,699	5,734,921
Contributed Surplus	421,491	336,558
Deficit	(1,446,132)	(1,323,764)

	4,717,058	4,747,715

	7,642,032	6,759,346

NOTE 1 – NATURE OF OPERATIONS
Approved by the Directors:

“Matt Wayrynen” Director “Lindsay Gorrill” Director

BERKLEY RESOURCES INC.
STATEMENTS OF OPERATIONS
(Unaudited – Prepared by Management)

	Three Months ended March 31,
	2005		2004
	$		$
OIL AND GAS REVENUE		500,640		209,356

Oil and gas production expenses
Operating costs		179,653		104,384
Amortization and depletion		155,000		24,090
Accretion of site restoration liabilities		1,480		—

		336,133		128,474

NET OIL AND GAS INCOME		164,507		80,882

RENTAL REVENUE		57,855		62,058

Rental operations expenses
Operating costs		43,782		40,681
Interest on bank loan		5,028		6,838
Amortization		3,364		3,504

		52,174		51,023

NET RENTAL INCOME		5,681		11,035

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative, office services and premises		87,810		35,912
Stock based compensation		84,933		—
Consulting and management fees		71,125		55,186
Professional fees		22,155		8,247
Filing and transfer agent fees		5,020		3,281
Shareholder information		22,122		9,169

		(293,165)		(111,795)
Less: Interest income		608		611

		(292,557)		(111,184)
LOSS FOR THE PERIOD		(122,368)		(19,267)

LOSS PER SHARE		(0.01)		(0.00)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		9,690,899		6,810,934

BERKLEY RESOURCES INC.
STATEMENTS OF DEFICIT
(Unaudited – Prepared by Management)

	Three Months ended March 31,
	2005		2004
	$		$
DEFICIT, beginning of period		(1,323,764)		(563,849)
Loss for the period		(122,368)		(19,267)

DEFICIT, end of period		(1,446,132)		(583,116)

BERKLEY RESOURCES INC.
STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three Months ended March 31,
	2005		2004
	$		$
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Loss for the period		(122,368)		(19,267)
Items not requiring cash in the year
Accretion of site restoration liability		1,480		—
Amortization and depletion		158,364		27,594
Stock based compensation		84,933		—

		122,409		8,327
Net change in non-cash working capital balances
Accounts receivable		(349,738)		(40,502)
Prepaid expenses		(18,538)		(1,066)
Due from related parties		9,960		—
Taxes recoverable		17,822		37,562
Accounts payable and accrued liabilities		(55,148)		(72,071)

		(273,233)		(67,750)

INVESTING ACTIVITIES
Prepaid oil and gas costs		376,693		—
Oil and gas properties and equipment, net		(741,684)		(36,623)
Other capital assets		(4,193)		—

		(369,184)		(36,623)

FINANCING ACTIVITIES
Increase (decrease) in bank loan		967,011		(31,179)
Issuance of common shares		6,778		—

		973,789		(31,179)

Increase (Decrease) in Cash		331,372		(135,552)
Cash, Beginning of Period		712,678		235,225

Cash, End of Period		1,044,050		99,673

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2005
(Unaudited – Prepared by Management)

NOTE 1 – NATURE OF OPERATIONS

Berkley Resources Inc. (“the Company”) was created on the amalgamation of Fortune Island Mines Ltd., Kerry Mining Ltd. and Berkley Resources Ltd. under the Company Act (British Columbia) on July 18, 1986. The Company is in the business of acquisition, exploration, development and production from petroleum and natural gas interests in Alberta and Saskatchewan, Canada. The Company also rents commercial office space in a building it owns in Vancouver, Canada.

The Company will likely have to periodically raise additional funds to participate in future exploration and development work on its petroleum and natural gas properties. Management intends to issue additional shares in the upcoming year for this purpose.

NOTE 2 – BASIS OF PRESENTATION

These unaudited Financial Statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These Unaudited Financial Statements should be read in conjunction with the Audited Financial Statements and Notes thereto for the fiscal year ended December 31, 2004. These Financial Statements, and accompanying Notes, have not been reviewed by an auditor.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of these unaudited financial statements have been included and all such adjustments are of a normal recurring nature. Operating results for the three month period ended March 31, 2005 are not necessarily indicative of the results that can be expected for the year ended December 31, 2005

NOTE 3 – OIL AND GAS PROPERTIES AND EQUIPMENT

	2005		2004
	$		$
Oil and gas properties and equipment, cost		7,375,490		6,633,806
Less: Accumulated amortization and depletion		(3,399,127)		(3,244,127)

		3,976,363		3,389,679

Oil and gas properties and equipment includes the cost of unproven properties of approximately $200,000 (2004 — $188,918), which are currently not subject to depletion.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2005
(Unaudited – Prepared by Management)

NOTE 4 – RENTAL PROPERTY

	2005		2004
	$		$
Building, at cost		447,652		447,652
Less: Accumulated amortization		(128,095)		(124,731)
		319,557		322,921
Land, at cost		1,738,994		1,738,994

		2,058,551		2,061,915

NOTE 5 – OTHER CAPITAL ASSETS

	2005					2004
			Accumulated
	Cost		amortization	Net		Net

	$		$	$		$
Computer equipment		16,461	(13,245)		2,807	2,319
Furniture and fixtures		8,881	(5,585)		3,296	0
Truck		39,040	(39,039)		1	1

		64,382	(57,869)		6,513	2,320

NOTE 6 – LOANS PAYABLE

	March 31,	December 31,
	2005	2004
	$	$
Canadian Imperial Bank of Commerce	413,067	446,056
IMOR Capital Corp.	1,000,000	—
	1,413,067	446,056

The bank loan payable to the Canadian Imperial Bank of Commerce (“CIBC”) bears interest at prime plus 0.50% per annum, is due on demand, and is secured by a first mortgage in the amount of $1,304,000 over the Company’s rental property (Note 4) and an assignment of rents and insurance. Also, two directors have supplied guarantees of $150,000 each. The Company is currently making monthly payments of $11,900 towards interest and reduction of principal.

The bank loan payable to IMOR Capital Corp (“IMOR”) bears interest at prime plus 4% per annum (minimum 9.5% per annum) with monthly interest only payments of $7,917 and is secured by a second mortgage over the Company’s real estate and an assignment of rents and a general security agreement. The balance is due April 1, 2006. The lender, at its option, may extend the maturity date of this mortgage at the request of the Company.

In addition, the Company has a $50,000 revolving demand credit line with the CIBC that bears interest at prime plus 1% per annum. As at March 31, 2005, there was a nil balance outstanding with regard to the credit line.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2005
(Unaudited – Prepared by Management)

NOTE 7 – SHARE CAPITAL

(a) Authorized

100,000,000 common shares, without par value

	March 31,			December 31,
	2005			2004
	Number of			Number of
	shares	Amount		shares	Amount

		$			$
Balance, beginning of period	9,681,977		5,734,921	6,810,934		3,254,426

Issued in the year for cash:
Pursuant to private placements
- flow-through	—		—	1,726,500		1,726,500
- non flow-through	—		—	811,543		819,800
Exercise of stock options	17,000		9,260	333,000		134,220
Less share issuance costs			(2,482)	—		(245,638)
Add contributed surplus on Exercise of stock options	—		—	—		45,613

Balance, end of period	9,698,977		5,741,699	9,681,977		5,734,921

(b) Management incentive options

	March 31,		December 31,
	2005		2004
	Number of	Weighted average	Number of	Weighted average
	shares subject to	exercise price per	shares subject to	exercise price per
	option	share	option	share

Balance outstanding, beginning of period	1,226,000	$0.47	1,302,500	$0.49
Activity in the period:
Granted	—		287,500	0.79
Exercised	(17,000)	0.54	(333,000)	0.40
Cancelled	—		(31,000)	0.64
Lapsed	—		—
Balance outstanding, end of period	1,209,000	$0.47	1,226,000	$0.57

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2005
(Unaudited – Prepared by Management)

NOTE 7 – SHARE CAPITAL (continued)

A summary of management incentive options outstanding is as follows:

Exercise Price		Number of Shares Remaining
Per Share	Expiry date	Subject to Options at End of Period
		March 31,	December 31,
		2005	2004
$0.34 $0.52 $0.57 $0.74 $0.81 $0.77	April 25, 2005 September 19, 2008 September 19, 2008 September 19, 2008 October 29, 2009 October 29, 2009	192,500 608,000 150,000 21,000 200,000 37,500	197,500 614,000 150,000 27,000 200,000 37,500

		1,209,000	1,226,000

The Company has established a 2003 Stock Option Plan (the “Plan”) which provides for the granting of options to acquire up to 1,350,000 shares. The Plan provides for the granting of options to employees and service providers, with no single optionee to be granted options in excess of 5% of the number of issued shares of the Company. All options are to be granted at fair value, and the term of the options granted is not to exceed five years. Options to acquire a total of 1,209,000 shares have been granted and are outstanding at March 31, 2005 under the Plan.

Effective January 1, 2004, the Company adopted the provisions of CICA Handbook Section 3870 “Stock Based Compensation and Other Stock Based Payments” with respect to the fair market value accounting for stock options granted to employees. In prior years, the Company recorded the fair market value of the stock options granted to non-employees only as compensation expense. In 2003, the Company did not account for stock based compensation when stock options were granted to employees and directors; however, it disclosed the pro forma effect of the stock based compensation on its financial results. In 2004 the Company adopted the fair value based method of accounting for stock based compensation.

The fair value of the options granted to non-employees was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.82%, dividend yield of 0%, volatility factor of 62.87%, and an average life of 3 years in 2004 and risk free interest rate of 3.5%, dividend yield of 0%, volatility factor of 85.95%, and an average life of 3 years in 2003.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and freely traded. In addition, option valuation models require the input of highly subjective assumptions including estimated stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro-forma results of operations may be materially different from actual results realized.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2005
(Unaudited – Prepared by Management)

NOTE 7 – SHARE CAPITAL (continued)

(c) Warrants

A summary of share purchase warrants outstanding is as follows:

Exercise Price
Per Share	Expiry date	Number of Warrants
		March 31,	December 31,
		2005	2004
$1.10/$1.25 $1.25/$1.50 $1.10/$1.25 $1.25/$1.50 $1.36	November 10, 2005/2006 November 10, 2005/2006 November 30, 2005/2006 November 30, 2005/2006 December 10, 2006	241,110 553,750 129,000 319,500 45,872	241,110 553,750 129,000 319,500 45,872

		1,289,232	1,289,232

NOTE 8 – INCOME TAXES

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

NOTE 9 – RELATED PARTY TRANSACTIONS

(a)	Due from related parties includes $10,000 (2004 — $22,060) due from a Director of the Company and $2,100 (2004 — $nil) from a company with common management.

(b)	Accounts payable at March 31, 2005 includes $8,560 owed to Directors and or former Directors.

(c)	Management and consulting fees totaling $30,000 were paid to Directors and their private companies in the period.

(d)	Consulting fees totaling $24,000 were paid to a former Director and his spouse in the period.

(e)	Administrative services, office supplies and accounting charges totaling $24,316 were paid to a private company owned by public companies having common Directors (2004 - $79,200).

NOTE 10 – COMMITMENTS

Under the terms of Consulting Agreements with a former Director and his spouse, the Company is required to make the following future payments, by fiscal year:

2005	72,000
2006	96,000

$216,000

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2005
(Unaudited – Prepared by Management)

NOTE 11 – COMPARATIVE FIGURES

Certain of the comparative figures for 2004 have been reclassified, where applicable, to conform to the presentation adopted for the current year.

NOTE 12 – SUBSEQUENT EVENTS

Subsequent to March 31, 2005, 192,500 options were exercised at a price of $0.34 per share and 25,000 options were exercised at a price of $0.52 per share.